October 28, 2009

Era Anagnosti
Division of Corporation Finance

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Washington D.C. 20548

Mail Stop 7010

Re: SEC file No. 000-53241

Dear Sir or Madam:

This letter is in response to your comment letter dated September 19, 2008 with regard to the Form 10 -12g/a filing of UTEC, Inc, a Nevada corporation ("Company"). Each comment point in your letter will be cross-referenced with point(s) in the Form 10-12g amendment #2 filed on August 29. 2008.

General

1.
Please see letter dated October 28, 2009 wherein the Company has withdrawn its request for confidential treatment regarding certain documents submitted with the Form 10-12G Amendment amendment #2 filed August 29, 2008.

2.
Energetic Systems Inc (ESI) did not have audited financials for the years previous to our purchase of their assets.  Those assets have been sold back to ESI April, 2009 in return for the common shares issued.  The Form 10 12-G/A has been amended throughout to reflect the change.

3.	There were no internal reports reviewed by our CDOM.

Corporate History

4.
The Form 10-12g has been amended to clarify that Messrs. Villamagna and Taylor are currently affiliates of ESI and that they at one time held 43.45% of our outstanding common stock and still hold 47.6% of the outstanding preferred stock.

Business of Issuer

5.	The Form 10-12g has been amended to describe development of the legacy business during the last three years up to the time it was sold back to ESI.
6.	The Market Cap was determined by taking the Issued and Outstanding shares at October 21, 2009 (33,561,158) and multiplying it by the last price at which the stock had traded ($0.06).

Energetic Materials Marketing Unit

7.
The Form 10-12g has been amended in the Hazardous Chemicals & Biological Waste Destruction section to describe the technology licensed from Ceramatec Inc, the fact that it was exclusive as long as minimum purchases were met.  The Form 10 has also been amended in this section to state that Ceramatec had terminated the agreement for non-performance

M D & A

8.	The Form 10-12g has been amended in Revenues and expenses stating the comparisons of revenues of ESI in 2006 and UTEC Inc in 2007.

Item 7- Certain Relationships And Related Transactions

9.
The Form 10-12g has been amended in Dr. Villamagna’s bio to elaborate on his current affiliations with his management companies, ESI and other entities. It also has been amended to  clarify that Dr. Villamagna is the only full time employee in the Company.

10.
The Form 10-12g has been amended to include disclosures about the shared services with Energetic Systems Inc LLC.  There is no mention of an agreement between the Company and Bioenergy Technologies in the Form 10 -12g as the agreement was cancelled upon the sale of assets and liabilities to ESI April. 2009.  The note 11( a) to the financial statements has been amended to state the cancellation.

Market Price of and Dividends On the Registrants Common Equity and Other Member Matters.

11.	The Form 10-12g has been amended to change the formatting of the equity compensation plan table to enable the information to be disclosed in the appropriate columns.

Comparative Consolidated Statements of Operations

12.	The Statement of Operations in both the annual and interim periods have been amended to delete the Gross Profit line item and related subtotals.

Acquisitions

13.	The Consolidated Financial Statements for the year ended December 31, 2007, Note 5 has been amended to correct nominal value of the preferred shares issued..

Intangible Assets

14. The Form 10-12G/A has been amended to describe our methodology in determining our amortization periods.
Contractual Obligations

15. The Form 10-12g has been amended to more clearly state that the shares issued were for the license to the technology.  The cancellation of the agreement by Ceramatec has also been inserted into the Note 11.

16.	The nature of the corporate services provided by Princeton Research Inc (“PRI”) was as follows:

PRI assisted UTEC in developing, studying and evaluating financing, merger and acquisition proposals, prepared reports and studies thereon when advisable, and assisted in negotiations and discussions pertaining thereof. PRI sought to increase interest in trading the Company’s shares from the current level in a professional manner and in compliance with all federal and state blue sky laws.

PRI wrote up the company in its daily market letter at least twice during the period of the contract.

PRI featured UTEC Inc on its weekly radio show at least two times during the period of the contract.

Form 10 for the Fiscal Quarter Ended June 30, 2008

Item 4T, Controls and Procedures

17. The 10Q for June 08 has been amended to use the language of Item 601(b) (31)(i) of Regulation S-K

Exhibit 31 – Section 302 Certificates

18. The 10Q for June 08 has been amended to use the language of Item 601(b) (31)(i) of Regulation S-K

Yours truly,

/s/ Ken Liebscher
Ken Liebscher
Secretary/Director